The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. TSX Trust Company (the "Depositary") (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE COMMON SHARES OF

ORGANIGRAM HOLDINGS INC.

This Letter of Transmittal is for use by registered holders ("Shareholders") of pre-consolidated common shares of Organigram Holdings Inc. (the "Company") to exchange for share certificates representing post-consolidation common shares of the Company on the basis of one (1) post-consolidated common share ("New Company Shares") for every four (4) pre-consolidated common shares ("Old Company Shares").

In order for the Shareholders to receive New Company Shares for their Old Company Shares, Shareholders are required to deposit the certificates representing the Old Company Shares held by them with the Depositary together with this Letter of Transmittal, properly completed and duly executed.

No fractional common shares will be issued in connection with the consolidation, and the number of New Company Shares to be received by a Shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of New Company Shares that such Shareholder would otherwise be entitled to receive upon the implementation of the consolidation.

Please read the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Company common shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2(f).

The undersigned hereby delivers to the Depositary the following share certificates representing Old Company Shares which the undersigned has full power and authority to deposit, sell, assign, and transfer:

	Number of	Name in which Registered
Certificate Number(s)	Old Company Shares	(Please fill in exactly as name(s)
	Represented by Certificate	appear(s) on certificate(s))

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

The undersigned hereby represents and warrants that:

(a) the undersigned has full power and authority to deposit, sell, assign and transfer the Old Company Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Old Company Shares, or any interest therein, to any other person;

(b) the undersigned, or the person on whose behalf the Old Company Shares are being deposited, has good title to and is the beneficial owner of the Old Company Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(c) the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate; and

(d) the delivery of Old Company Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned.

The undersigned hereby covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Old Company Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

A. NAME AND NUMBER OF CERTIFICATES FOR NEW COMPANY SHARES:

The undersigned authorizes and directs the Depositary to issue a certificate for New Company Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Certificate(s) representing New Company Shares are to be issued as follows:

Name on Certificate	Number of New Company Shares

B. DELIVERY

Mail or make available for delivery certificate(s) representing New Company Shares as follows:

Name: _______________________________________________________

Address: _____________________________________________________

_____________________________________________________________

Postal (Zip) Code: ______________________________________________

Make available for pick-up at the office of TSX Trust Company, against a counter receipt, by:

Name:_______________________________________________________

Address:_____________________________________________________

___________________________________________________________

Telephone #:__________________________________________________

C. IMPORTANT: This box must be completed fully if the name in which any New Company Share is to be issued differs from the name of the registered holder appearing on the existing certificate(s).

Date:_________________________________________________________

Signature:_____________________________________________________

Name:________________________________________________________

Address: _____________________________________________________

_____________________________________________________________

Postal (Zip) Code:______________________________________________

Signature Guaranteed by:

_____________________________________________________________

Date: _____________________________________________________	_____________________________________________________________
Signature of Shareholder

NOTE: The instructions on the following pages should be read carefully before completing this Letter of Transmittal. The Depositary (see below for address and telephone number) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal.

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Old Company Shares and all other required documents must be sent or delivered to the Depositary at the address specified below.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Old Company Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefore; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose Old Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Old Company Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(c) Each registered holder of Old Company Shares must fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the certificate(s) representing New Company Shares will be mailed to the shareholder's address recorded on the books of the Transfer Agent.

(d) Company reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. Signatures

(a) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(b) If no change in the name of the registered holder appearing on the existing Old Company Share certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Part A of this Letter of Transmittal. Any holder who does not fill out Part A will receive one New Company Share certificate for each Old Company Share certificate delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate is requested a charge of $6.00 (plus H.S.T.) will be levied for each additional certificate.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution" or in some other manner satisfactory to the Depositary.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) A registered holder of Old Company Shares who wishes to have the certificate(s) representing New Company Shares registered in the name of a person other than the registered holder must fill in Part C as well as Parts A and B of the Letter of Transmittal and must endorse the existing Old Company Share certificate(s) delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed by an Eligible Institution.

(e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of the representative's authority to act satisfactory to the Depositary.

(f) If any of the surrendered Old Company Shares are registered in different names or different forms on several certificates (e.g. ''John Doe'' and ''J. Doe''), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Old Company Shares.

3. Lost Share Certificates

If a share certificate has been lost, stolen or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Depositary together with a letter stating the loss, theft or destruction. The Depositary will respond with the replacement requirements, which must be properly completed and returned prior to affecting the exchange.

4. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Old Company Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) No alternative, conditional or contingent deposits of Old Company Shares will be accepted.

(c) This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d) Additional copies of the Letter of Transmittal may be obtained from the Depositary at the office listed on the following page.

The Depositary is:

TSX TRUST COMPANY

By Regular Mail, Registered Mail, Hand or Courier

301 - 100 Adelaide Street West

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Telephone: (416) 342-1091

Facsimile: (416) 361-0470

Email: TMXEInvestorServices@tmx.com

Any questions and requests for assistance may be directed by

Shareholders to the Depositary at the telephone number, email address or location set out above.